Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

FILED VIA EDGAR

November 12, 2015

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the "Trust"), on behalf of its series,
Ryan Labs Long Credit Fund (the "Fund")
File Nos. 811-22680; 333-180308
Response to Staff's Comments on Form N-1A

Ladies and Gentlemen:

Ms. Stephanie D. Hui of the staff of the Securities and Exchange Commission (the "Commission") provided a follow-up comment on November 10, 2015 on the Trust's Post-Effective Amendment No. 40, filed on May 15, 2015 (Accession No. 0001398344-15-003319).  Set forth below is a summary of the comment provided by the Commission staff and the Trust's response to it.

PROSPECTUS

Historical Performance of the Adviser's Long Credit Strategy Style Private Accounts

COMMENT 7.1:	The second paragraph on page 18 notes that there are certain differences between the investment limitations of the Adviser's Long Credit Accounts (the "Accounts") and the Fund. In correspondence explain why the strategies used for the Accounts and the Fund will not be materially different.

RESPONSE:	The investment objectives, policies and strategies the Adviser uses for the Accounts are substantially similar to those it will use for the Fund. The only significant difference is that the Fund may invest in ETFs in order to gain exposure to the securities and sectors permitted by the Fund's principal investment strategies; the Accounts are not permitted to invest in ETFs. The Accounts, like the Fund, invest principally in U.S. dollar-denominated investment-grade debt securities. To the extent that the Adviser purchases ETFs for the Fund's portfolio, the ETFs will be to gain exposure to underlying debt securities that will match the characteristics such as interest rate, yield, maturity and rating, among other factors, that the Fund's debt holdings will have. The Adviser represents that this difference is not material and does not alter its conclusion that the investment objective, policies and strategies of the Accounts and those of the Fund are substantially similar.

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Assistant Secretary